AB 8/4

SECURITIES AND EXCHANGE COMMISSION

06009646

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RECEIVED AUG 0 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2005 (MM/DD/YY) AND ENDING May 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3621 NW 63rd Street
(No. and Street)

Oklahoma City, (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Thomas Buxton, III, CPA, PC
(Name – *if individual, state last, first, middle name*)

4444 N. Classen Blvd. (Address) Oklahoma City (City) OK (State) 73118 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED AUG 0 8 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy E. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Investments, Inc., as of May 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY SEAL PUBLIC
TIMOTHY D. SECHRIST
Grady County
Notary Public in and for
State of Oklahoma
My commission expires 9-20-08
00014231

Notary Public

Signature

Pres

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Access Investments, Inc.

Financial Statements with Independent Auditors' Report

As of May 31, 2006

M. THOMAS BUXTON, III, CPA, P.C.

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

Report of Independent Accountants
To the Board of Directors of Access Investments, Inc.:

We have audited the accompanying statement of financial condition of Access Investments, Inc., as of May 31, 2006, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended May 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Investment, Inc., at May 31, 2006, and the results of their operations and their cash flows for the year ended May 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. Thomas Buxton III CPA PC

July 26, 2006
Oklahoma City, OK

4444 NORTH CLASSEN BLVD., OKLAHOMA CITY, OK 73118
TELEPHONE: (405) 842-1120 FAX: (405) 842-1120 EMAIL: TBUXTON@SWBELL.NET

Access Investments, Inc.
Statement of financial condition
As of May 31, 2006

Assets

Current assets	
Cash	$ 13,544
Concessions and commissions receivable	6,591
Total current assets	20,135
Intangible assets	1,100
Total assets	$ 21,234

Liabilities and stockholder's equity

Current liabilities	
Payable to broker-dealers	$ 6,232
Current liabilities and total liabilities	6,232
Stockholder's equity	
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding	100
Additional paid in capital	12,900
Retained earnings	2,003
Total stockholder's equity	15,003
Total liabilities and stockholder's equity	$ 21,234

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of operations
For the year ended May 31, 2006

Revenues	
Concessions and commissions	$ 74,267
Expenses	
Commissions paid	67,089
Amortization	200
Legal and accounting	1,835
Licenses and permits	1,795
Other expense	1,075
	71,994
Income before income taxes	2,272
Provision for income taxes	-
Net income	$ 2,272
Earnings per share, basic and diluted	$ 22.725

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2006

Cash flows from operating activities:	
Net Income	$ 2,272
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	200
Increase (decrease) in cash flow from operating assets and liabilities:	
Concessions and commissions receivable	(4,235)
Commissions payable	3,994
Cash provided by operating activities	2,231
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Increase in cash	2,231
Cash at beginning of year	11,313
Cash at end of year	$ 13,544
Supplemental disclosures of cash flow information:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in stockholder's equity
For the year ended May 31, 2006

	Common Stock		Additional Paid in	Retained	Total stockholder's
	Shares	Amount	Capital	Earnings	equity
Balance at May 31, 2005	100	$ 100	$ 12,900	$ (270)	$ 12,730
Net Income				2,272	2,272
Balance at May 31, 2006	100	$ 100	$ 12,900	$ 2,003	$ 15,003

The accompanying notes are an integral part of these statements.

ACCESS INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MAY 31, 2006

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2006.

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Access Investments, Inc. was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Amortization of Intangible Assets

Amortization is provided on a straight-line basis using estimated useful lives of three to fifteen years

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies

Financial instruments used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

Principal Transactions

The Company did not participate in principal transactions during the year ended May 31, 2006.

Fair Value of Financial Instruments

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at May 31, 2006.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

4. Intangible assets

Intangible assets at May 31, 2006 consisted of the following:

Organization Costs	$ 3,000
Software	1,555
Total Cost	4,555
Accumulated	(3,455)
Net intangible assets	$ 1,100

Aggregate charges for amortization were $200 during 2006.

5. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance with *Statements of the Financial Accounting Standards Board No. 109*, Accounting for Income Taxes. This Statement does not apply to immaterial items.

The Company has a net operating loss carry forward to fiscal year ended May 31, 2006 of $4,939, of which $2,678 was utilized in the current year. The Company's operations are designed to break even, having no – or minimal – profit or loss each year. Therefore, no recognition of the net operating loss deferral is recognized. There are no other temporary timing differences.

The Company's net operating loss carry forward to May 31, 2007 is:

From May 31, 2002	$1,636
Utilized at May 31, 2006	(1,636)
From May 31, 2004	3,303
Utilized at May 31, 2006	(1,042)
Carried forward to May 31, 2007	$ 2,261

Net operating losses are carried forward 20 years following the year of loss or until utilized.

6. Basic and Diluted Earnings per Share

Basic and diluted earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share equal basic earnings per share because the Company has no dilutive potential common shares.

See report of independent accountants.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1. At May 31, 2006, the Company had net capital of $ 9,486, which was $ 4,486 in excess of its required net capital of $ 5,000. The Company's net capital ratio was 0.4729 to 1.

8. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge. Officers of the Company perform managerial duties without compensation.

Schedule I

Access Investments, Inc.
Computation of net capital under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2006

Total Stockholder's equity		$ 15,003
Deductions:		
Organization costs, net		(1,100)
Receivables under Rule 12b-1		(4,417)
Net capital		$ 9,486
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to broker-dealers		$ 6,232
Total aggregate indebtedness		$ 6,232
Minimum net capital requirement		$ 5,000
Excess net capital		$ 4,486
Ratio: Aggregate indebtedness to net capital		0.4729 to 1
Reconciliation with Company's computation (included in Part IIA as of May 31, 2006)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 16,885
Adjustments		
Receivables for June 2006 were included in May 2006		(3,192)
Commissions payable as originally reported	$ 2,025	
Commissions payable as adjusted	6,232	(4,207)
Total Adjustments		(7,399)
Net capital per above		$ 9,486

The accompanying notes are an integral part of these statements.

SCHEDULE II
ACCESS INVESTMENTS, INC.
EXEMPTION FROM THE PROVISIONS OF RULE 15c3-3
MAY 31, 2006

The Company believes it is exempt from the provisions of Rule 15c3-3 because, as provided in section (k)(1) and (k) (2)(ii) of that rule, they are a limited business broker-dealer that clears all transactions with or for customers on a fully disclosed basis with a clearing broker-dealer. As such, they promptly transmit all customer's funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto, pursuant to the requirements of rules 17g-3 and 17g-4, as are customarily made and kept by a clearing broker-dealer.

M. THOMAS BUXTON, III, CPA, P.C.

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

To the Board of Directors of Access Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Access Investments, Inc. (the Company), for the year ended May 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4444 NORTH CLASSEN BLVD., OKLAHOMA CITY, OK 73118
TELEPHONE: (405) 842-1120 FAX: (405) 842-1120 EMAIL: TBUXTON@SWBELL.NET

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

M. Thomas Buxton III CPA PC

July 26, 2006
Oklahoma City, OK